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                                                                 EXHIBIT 21.1


                           SUBSIDIARIES OF THE COMPANY


(i)    Holophane Canada Inc., a Canadian corporation.

(ii) Luxfab Limited, a United Kingdom corporation and the holding company for Holophane Europe Limited and Holophane Lichttechnik.

(iii)  Holophane Lichttechnik, a German GmbH.

(iv)   Holophane Europe Limited, a United Kingdom corporation.

(v)    MetalOptics, Inc., a Texas corporation.

(vi) Antique Street Lamps, Inc., a Texas corporation, and the holding company for Castlight.

(vii)  Castlight, a Mexican corporation.

(viii) Holophane International, Inc., a Barbados company.

(ix) Holophane Australia Corporation Pty. Limited, holding company for 50.2% of Unique Lighting Solutions Pty. Limited and 50.2% of The Austphane Trust.

(x) Unique Lighting Solutions Pty. Limited, an Australian corporation, Trustee of The Austphane Trust.

(xi)   The Austphane Trust, an Australian unit trust.